[Venerable letterhead]

J. Neil McMurdie
860-944-4114
E-mail: neil.mcmurdie@venerable.com

October 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of an Amended and Restated Application for an Order Approving the Terms of an Offer of Exchange Under Section 11 of the Investment Company Act of 1940, File Number 812-15480

Ladies and Gentlemen:

Venerable Insurance and Annuity Company, its Separate Account EQ and Directed Services LLC, hereby request withdrawal, effective immediately, of the above-referenced Amended and Restated Application (the "Application"), which was  accepted via EDGAR on October 11, 2023, (Accession Number: 0000923495-23-000086).

The Application was mistakenly filed using the incorrect File No. (812-15480 instead of the correct 812-15479).  Earler this afternoon we filed a new Amended and Restated Application for an Order Approving the Terms of an Offer of Exchange Under Section 11 of the Investment Company Act of 1940 using the correct File No.

We apologize for any confusion or inconvenience that the error in using the incorrect File No. may have caused and express appreciation for Ms. Jill Ehrlich bringing this error to our attention.

Sincerely,

/s/ J. Neil McMurdie
J. Neil McMurdie

cc:	Lisa Reid Ragen, Esq. Jill Ehrlich, Esq. Thomas E. Bisset, Esq. Timothy Graves, Esq. Ron Tanner, Esq. Jay Lemoncelli, Esq.